Filed by LeddarTech Holdings Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Prospector Capital Corp. (File No. 001-39854)

PRESS RELEASE

LeddarTech Announces Participation in Upcoming Fourth Quarter 2023 Investor Conferences

QUEBEC CITY, Canada, November 1, 2023 — LeddarTech®, an automotive software company that provides patented disruptive low-level sensor fusion and perception software technology for ADAS and AD, announces that Frantz Saintellemy, President and Chief Operating Officer, is scheduled to participate in the following upcoming investor events:

●	November 9, 2023 – Deutsche Bank’s 2023 AutoTech Conference (virtual)
●	November 15, 2023 – Roth Capital MKM 12th Annual New York Technology Conference at the Yale Club
●	November 29, 2023 – Barclays Global Automotive and Mobility Tech Conference (virtual)

LeddarTech will participate in meetings with potential investors and industry analysts and in fireside chats. For more information or to register, please visit the “Events & Presentations” section of LeddarTech’s investor relations website.

On June 13, 2023, Prospector Capital Corp. (“Prospector”) (Nasdaq: PRSR, PRSRU, PRSRW), a Cayman Islands exempted company led by former Qualcomm President Derek Aberle and chaired by former Qualcomm Vice Chairman Steve Altman, announced a definitive business combination agreement with LeddarTech. Upon closing of the transaction, which is expected during the fourth quarter of 2023, the combined company formed through the business combination, LeddarTech Holdings Inc. (“Newco”), is expected to be listed on the Nasdaq under the ticker symbol “LDTC.”

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal, Toronto and Tel Aviv, Israel, LeddarTech develops and provides comprehensive perception software solutions that enable the deployment of ADAS and autonomous driving (AD) applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment, allowing for better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 150 patent applications (80 granted) that enhance ADAS and AD capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.LeddarTech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Filed by LeddarTech Holdings Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Prospector Capital Corp. (File No. 001-39854)

PRESS RELEASE

About Prospector Capital Corp.

Prospector is a special-purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses with a focus on companies with advanced and highly differentiated solutions for the technology sector. The company is led by a team of experienced investors and executives focused on identifying and investing in high-growth companies with strong management teams and attractive market opportunities. Prospector’s securities are traded on Nasdaq under the ticker symbols “PRSR,” “PRSRU” and “PRSRW.”

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Prospector, LeddarTech and Newco will prepare and will file with the SEC the registration statement on Form F-4 (the “Registration Statement”), and Prospector will mail the proxy statement/prospectus contained within the Registration Statement to its shareholders and file other documents regarding the business combination with the SEC. This press release is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Prospector or Newco may file with the SEC in connection with the business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED BY PROSPECTOR OR NEWCO WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Prospector or Newco through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act (which forward-looking statements shall also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements regarding the business combination involving Prospector, LeddarTech and Newco, the ability to consummate the business combination and the timing thereof, the anticipated benefits from the business combination, the closing of the private placement financing and expected proceeds therefrom and statements relating to Newco’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the business combination are not satisfied, including the failure to timely or at all obtain shareholder approval for the business combination or the failure to timely or at all obtain any required regulatory clearances, including of the Superior Court of Justice of Québec; (ii) uncertainties as to the timing of the consummation of the business combination and the ability of each of Prospector, LeddarTech and Newco to consummate the business combination; (iii) the possibility that other anticipated benefits of the business combination will not be realized, and the anticipated tax treatment of the business combination; (iv) the occurrence of any event that could give rise to termination of the business combination; (v) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may affect the timing or occurrence of the business combination or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry-specific conditions; (vii) possible disruptions from the business combination that could harm LeddarTech’s business; (viii) the ability of LeddarTech to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the business combination; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect LeddarTech’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (xiii) access to capital and financing and LeddarTech’s ability to maintain compliance with debt covenants; and (xiv) other risk factors as detailed from time to time in Prospector’s reports filed with the SEC, including Prospector’s Annual Report on Form 10-K, periodic Quarterly Reports on Form 10-Q, periodic Current Reports on Form 8-K and other documents filed with the SEC, as well as the risk factors to be contained in the Registration Statement. The foregoing list of important factors is not exhaustive. Neither Prospector nor LeddarTech can give any assurance that the conditions to the business combination will be satisfied. Except as required by applicable law, neither Prospector nor LeddarTech undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Filed by LeddarTech Holdings Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Prospector Capital Corp. (File No. 001-39854)

PRESS RELEASE

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Prospector or Newco, a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Participants in Solicitation

Prospector, LeddarTech and Newco, and certain of their respective directors, executive officers and employees, may be deemed to be participants in the solicitation of proxies in connection with the business combination. Information about the directors and executive officers of Prospector can be found in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the source indicated above.

Contact:

Daniel Aitken, Vice-President, Global Marketing, Communications and Investor Relations, LeddarTech Inc. Tel.: + 1-418-653-9000 ext. 232 daniel.aitken@LeddarTech.com

●	Investor relations website: investors.LeddarTech.com
●	Investor relations contact: Kevin Hunt, ICR Inc. kevin.hunt@icrinc.com
●	Financial media contact: Dan Brennan, ICR Inc. dan.brennan@icrinc.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

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